Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

December 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Deanna Virginio

Christine Westbrook

Tracey Houser

Terence O’Brien

Re:	Virpax Pharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 20, 2020 File No. 333-249417

Ladies and Gentlemen:

On behalf of Virpax Pharmaceuticals, Inc. (the “Company”), we are hereby responding to the letter, dated December 2, 2020 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1, filed on November 20, 2020 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing a further amended registration statement with the Commission (the “Second Amended Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Amendment No. 1 to Registration on Form S-1

Prospectus Summary

Our Portfolio, Page 2

1. We note that you have added cancer pain as an additional indication for Envelta in your pipeline table. We also note your disclosure that you are developing NES100 for the management of acute and chronic pain, including pain associated with cancer. Please remove the additional row in the pipeline table for cancer pain as this appears to be included in the acute and chronic pain indication. Alternatively, please explain to us why such presentation is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the pipeline table in the Second Amended Registration Statement to make it clear that cancer pain is included within the acute and chronic pain indication.

2. We note that you have added PTSD as an additional indication for Envelta in your pipeline table. Please expand your disclosure on page 78 to provide a more fulsome discussion of such program. Alternatively, remove any programs that are not material from your pipeline table.

Response: The Company respectfully acknowledges the Staff’s comment and has removed this language from the pipeline table in the Second Amended Registration Statement.

Business

Long-acting Bupivacaine Liposomal-gel 3.0%, page 74

3. We note your revised disclosure in response to prior comment 7 and prior comment 8. We also note your disclosure that the results observed were statistically significant. Please expand your disclosure to provide the p-values.

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure throughout the Second Amended Registration Statement to provide the p-values observed.

Risks Related to Our Financial Position and Need for Additional Capital, page 11

4. We note your statement that NES100 and morphine were compared at the same dose level of 7.5 mg kg-1 and NES100 was determined to have a similar analgesic effect. Please revise your disclosure to explain how such analgesic effect was measured and the actual measurements observed rather than stating your conclusion that the results demonstrated similar analgesic effect.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure throughout the Second Amended Registration Statement to explain how the analgesic effect was measured and the actual measurements observed.

Diclofenac Epolamine Metered-Dose Spray Film (Epoladerm), page 62

5. We note your response to comment 10. With respect to the Yissum License agreement, please revise your disclosure to include the royalty term with reference to the scheduled or expected expiry of the last to expire patent covered by the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that due to recent business developments, the Company has determined to remove the agreement, and all references to it, from the Second Amended Registration Statement.

Any questions regarding the contents of this letter or the First Amended Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Anthony Mack, Virpax Pharmaceuticals, Inc.